Offering Statement for
Lolaark Vision Inc.
("Lolaark Vision Inc," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Lolaark Vision Inc.

   1037 Cheshire Lane

   Houston, TX 77018

Eligibility

2. **The following are true for Lolaark Vision Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Emanuel Papadakis

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/07/2017	Present	Lolaark LLC	Managing Partner
07/17/2021	Present	Lolaark Vision Inc	President, Treasurer, and Director
09/01/1999	Present	University of Houston	Professor

Short Bio: Emanuel Papadakis is a Professor of Mathematics at the University of Houston since 1999. Papadakis is currently occupied about 25 hours per week in their role with the Issuer. Papadakis has authored or co-authored over 45 papers in peer-reviewed journals and conference proceedings. His field of study un the intersection of pure mathematical analysis and its applications in the image analysis of neuronal synapses of live animals or neuronal cultures. These in-vivo in-vitro experiments help us understand the mechanisms of autism and neurodegeneration. His work has been funded by the NSF for 20 out of 24 years of continuous service at the University of Houston. He has mentored four postdocs and six PhD. students. Teaching: I have been teaching mostly junior, senior, and graduate-level courses. I developed two courses, one senior undergraduate and one graduate related to my field of research. LinkedIn: https://www.linkedin.com/in/manos-papadakis-378a44a/

Name
Sanat Upadhyay

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/17/2021	Present	Lolaark Vision Inc	Vice President, CTO, and Director
07/17/2017	Present	Lolaark LLC	Partner
07/17/2017	04/30/2021	Lolaark LLC	CTO

Short Bio: Sanat Kumar Upadhyay completed his Ph.D. under Prof. Emanuel Papadakis in the year 2014. Dr. Upadhyay is the lead designer of algorithms and implementations of the video clarifier software. He leads our research and development team to expand the scope of our technology, translate the technology to new verticals, and upgrade and test our products and prototypes. For his services, he will be receiving a salary of $4,000 per month. LinkedIn: https://www.linkedin.com/in/sanat-upadhyay-b3064626a/

Name
Randy Gagnon

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
05/01/2021	Present	Texas Commercial Diving Real Estate LLC	Board Member
08/01/2020	Present	TCD Equipment and Rental Inc	Director
02/01/2015	Present	Texas Commercial Diving Inc	CEO & Co-Founder
07/17/2021	Present	Lolaark Vision Inc	Secretary & Director

Short Bio: CEO, Co-Founder, and Co-Owner of Texas Commercial Diving, Inc., one of the fastest-growing dive companies in southeast Texas. Since opening in January 2015 my partner and I have worked relentlessly to build our brand of service that exemplifies our values of quality, ethics, reliability, and customer satisfaction. As CEO he spends a good portion of his days forming, building, and maintaining business alliances with companies and clients who share the same vision and values as we do. Randy and his business partner Wesley Guntharp have been working for a good period of five years in the development of the Lolaark vision underwater video clarifier. They shared not only their expertise with Papadakis and Updahyay, but also supervised a big number of experimental trials of our technology. LinkedIn: https://www.linkedin.com/in/randy-gagnon-33a39093/

Name
Dipendra Singh

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
01/03/2008	Present	INET Business Solutions, Inc	Founder and Owner
07/17/2021	Present	Lolaark Vision Inc	Director and Advisor
01/01/2014	Present	NTDAS Inc	Founder and Principal

Short Bio: Dipendra K. Singh is a seasoned entrepreneur who has founded and co-founded several successful startups and has immense experience in business development and corporate finance. He is the Founder and owner of INET Business Solutions, Inc, which has become a highly reputed name among attorneys, accounting professionals, and small to medium-sized businesses.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Emanuel Papadakis

Securities:	2,700,978
Class:	Common Stock
Voting Power:	34.7%

Sanat Upadhyay

Securities:	2,622,356
Class:	Common Stock
Voting Power:	33.7%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Shade, low light, glare, headlights, haze, fog, heavy rain, and murky waters dramatically reduce video clarity. These factors affect the performance of navigation software for autonomous, self-driving cars, or even remotely operated vehicles, including airborne and underwater drones. Lolaark Vision Inc. has developed unique software to improve radically the visibility of live video streams when the visibility is poor due to such conditions. In particular, we employ sophisticated mathematical algorithms to recover significant shape characteristics of objects, enhance structural details and suppress clutter. The main advantages of our software are the ability to selectively enhance the shapes of objects and their surface structural details even when they appear to be almost entirely opaque. In summary, our software can make objects masked by haze, fog, murky waters, and precipitation appear with significant clarity and be easily recognizable in a live HD video stream. Our method achieves two objectives. 1. Expands the radius of visibility, so it realizes the presence of objects that otherwise would be invisible within a certain distance from the camera; 2. It increases the clarity and crispness of shape details and preserves colors. Our software can work even when illumination is not sufficient, e.g. during nighttime with only limited or merely ambient light. During the second half of 2022, our software transitioned from the prototype stage to functional software ready for commercial deployment in one market vertical, camera inspection of marine assets. We recently obtained a software certification of technology qualification from the prestigious seaworthiness certifying organization the American Bureau of Shipping. Lolaark Vision's software is an adaptable platform for video stream post processing for any type and resolution of digital cameras, including near-infra-red and HD thermal cameras. Lolaark LLC is a related entity to the Company. Lolaark Vision Inc. and Lolaark LLC have common officers and founders. However, the two companies operate independently and have no inter-related financial transactions. The true beauty of our technology is its potential applicability across multi-billion-dollar markets. Major industries such as transportation (e.g maritime assets and bridge inspections, self-driving cars, helicopters, and car auto-pilots), security, defense, and surveillance (UAVs, hyperspectral, infra-red, and HD-security cameras), manufacturing, healthcare (robotic surgeries), and even entertainment are adopting artificial intelligence based camera operations. Competition: Technologies for contrast enhancements have existed since the early 90's.Two of our closest competitors in the market are Prohawk (http://W\vw.prohawkgroup.com/) and Lyyn (https://wv.rw.lyyn.com/).

Lolaark Vision Inc currently has 5 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Lolaark Vision Inc. speculative or risky:**
    1. The risk from Pandemics. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain-related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions

on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Intellectual Property. We only have one US patent application submitted but not approved and issued. Certain company trademarks have not been yet protected. Intellectual property is a complex field of law in which only a few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. IVIoreover, if our trademarks and copyrights are deemed unenforceable, the Company may almost certainly lose potential revenues.

3. Dependence on Key Individuals. All of the Company's IP key algorithms and methods have been invented by two individuals who share a similar experience in their development and implementation. Our source code is properly secured in order to guarantee company continuity in the adversity that key company personnel and inventors physically seize to exist. All key company personnel is founders of the Company.

4. Little to No Liquidity. The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will find it difficult to continue operating. In such an event the Company may have to seize operations and you will get nothing. Even if we sell all the common stock we currently offer, the Company may (possibly) need to raise more funds in the future, and if it can't get them, it may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might have better terms. The securities that investors acquire from the Company will not be tradable on any public stock exchange. Even if we were to list on a public stock exchange via an initial public offering (IPO), investors may still be required to hold such securities for a specified number of months as dictated by securities laws and/or the associated investment banks that underwrite our IPO. Further, even after investors' securities are eligible for resale there may not be an active market for them to sell their shares.

5. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by independent accountants. These projections are based on assumptions that the management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

6. Some of our expected products may never be operational or a product may never be used to generate income. It is possible that the failure to release a product is the result of a change in business model upon the Company's determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

7. The Company may never receive future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with

potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

8. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.

9. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to the holders of its shares of common stock.

10. Start-up investing is risky. Investing in early-stage companies is very risky, and highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

11. You may only receive limited disclosures. While the Company must disclose certain information, since the Company is at an early stage it may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.

13. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long term. Although our technology is better than the technology of our competitors, they are better capitalized than we are. That gives them a significant advantage in marketing and operations.

14. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and Forms C-AR are accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

15. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemption provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemption provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

17. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

18. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

19. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

20. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities*

regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

21. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

22. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

23. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

24. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

25. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the

Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

26. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Lolaark Vision Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $550,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Our key priorities are to support the development of two lines of software products and experiment with how our technology can work with cameras that allow local processing on a combination of a motherboard that controls the camera with a GPU or an FPGA card. This aims to allow our technology to be applied to unmanned tethered underwater vehicles and to drones. The second priority is to support our marketing for the first product we already have and to promote it in exhibits and road shows. At the same time, we plan to cover the basic expenses and legal fees for our technology patent application. The fourth priority is to fund a research project on object detectors that incorporate our technology and technology design improvements. Along with those expenses, we plan to do some equipment upgrades. We consider management compensation to be the last priority. We allocate funds based on these priorities. Below we present the funds' dispensation for two scenarios. If we reach our maximum goal, then the funds' allocation plan to cover a period of 24 months.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$26,950
Operating cost	$8,200	$15,000
Accounting and legal fees	$1,310	$13,000
Product development cost	$0	$300,000
Research projects	$0	$92,250
Marketing expenses and tech shows	$0	$55,200
Certification fees	$0	$20,000
Executive compensation	$0	$27,600
Total Use of Proceeds	**$10,000**	**$550,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Lolaark Vision Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $2.50 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	25,000,000	7,789,544	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has no debt that is convertible into equity.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of Lolaark Vision Inc. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the stockholders of the Company, and directors can be added or removed by stockholder vote. As minority owners, you are subject to the decisions made by the majority owners. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As holders of a majority of the voting rights in the Company, our current stockholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the current stockholders may decide to issue additional shares of Common Stock or preferred stock to new investors, sell convertible debt instruments with beneficial conversion features, or make other decisions that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the Securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our Common Stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our Common Stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of Common Stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price, if any, of our stock would decline. A sale of our Company or of the assets of our Company may result in an entire loss of your investment. We cannot predict the market value of our Company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by directors unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Emanuel Papadakis
Amount Outstanding:	$4,200
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	
Creditor(s):	Dipendra Singh
Amount Outstanding:	$6,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

25. **What other exempt offerings has Lolaark Vision Inc. conducted within the past three years?**

Date of Offering:	2021-09-10
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$331,435
Use of Proceeds:	Operating expenses.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Lolaark Vision, Inc. was formed in Delaware on July 2, 2021. The Company specializes in the development of algorithms and software for video real-time clarification and enhancement, as well as providing software solutions for testing of software for corporations and businesses that handle data and require data analytics solutions. The Company has not yet generated revenue, but it is working on the final stages of the realtime video clarifier for underwater video which is its premier product. The Company is headquartered in Houston, Texas. Lolaark Vision Inc. has no predecessors. Results of Operations: The Company was incorporated on July 2, 2021 and for the period from July 2, 2021 to December 31, 2021, it had no revenues and incurred operating expenses of $30,775, resulting in a net loss of $30,775. Operating expenses for the year ended December 31, 2022 increased by $106,874 to $137,649, as compared to $30,775 reported for the year ended December 31, 2021. Overall, the Company recorded a net loss for the year of $137,791. Liquidity & Capital Resources: On December 31, 2022, the Company had cash and cash equivalents of $52,842 and working capital of $46,740 as compared to cash and cash equivalents of $98,029 and working capital of $98,604 on December 31, 2021. During 2021 and 2022, the Company raised gross proceeds of $331,435 by selling 146,342 shares of common stock through a Reg CF offering. The offering is currently closed. How long can the business operate without a revenue: The Company aims to be able to operate without revenue for three months, at a very minimal level of operations in anticipation of a second crowdfunding campaign. To be more precise, the Company aims to maintain the current level of operations with even a small influx of campaign funds and supplement what is absolutely necessary with loans from the shareholders only for a period of 3-5 months. If there is no additional equity capital influx, to allow operations for a long time while building up a revenue line from the existing product, we would suspend our research and development efforts. In theory, this would allow us to operate in perpetuity, but at the cost of slow or no development. Foreseeable major expenses based on projections: The major expenses we project are for hiring more software engineers and scientific research personnel for the development of the envisioned products. In a two-year period, we anticipate this amount to reach $700,000 to $800,000 primarily because we need to hire a small number of highly paid software engineers to adopt part of our source code for nano GPUs, used in drones. We believe that raising $550,000 from this raise and augmenting these funds with projected company income in 2024 would allow us to fulfill our development plans. Future operational challenges: The preliminary exploratory work and subsequent field tests of our software prototype for underwater operations have given us access to the market of commercial diving and ROVs. More importantly, we have obtained a New Technology Qualification at level 4 (Technology Qualified) from the American Bureau of Shipping. This will enhance our brand's visibility as we believe no similar technology has achieved this recognition to date. During this process, we established some important industrial connections in this particular market segment. On the other hand, we have not yet established connections with likely industrial partners in other verticals. Industrial partnerships are very crucial in our business model and they have to be cultivated. With a fully successful campaign, we will be able to allocate some funds for this purpose, but overall, this is our main operational challenge in the future. Future challenges related to capital resources: The development plans we devised assume various levels of capital raised from our campaign. At this point, the amount we will be able to raise will be allocated either to parallel lines of product development or to one line of product development and augment the raised capital with gradually growing revenues to pay for product development and sales, and general operations. Our goal is to follow this line of action and go for a Reg A+ campaign in 24-30 months and raise the capital to support the self-driving automation plugin development and increase the company's cash assets to fund a future initial public offering. We believe a product for commercial divers will become available in 2023 on a subscription basis. Income will not be generated before September 2023. Around the end of 2023, we plan to have the same product adopted for underwater tethered drones (ROVs). We anticipate a small royalty revenue income in 2023 that will keep increasing throughout 2024 to reach the break-even point with the current operational expenses during 2024. Within 24 months, we expect to have a second revenue line from the drone video clarifier plugin. Our financial position on May 1, 2023: The available cash at hand on June 1st will be around $3,000-$4,000 which may not be sufficient for covering personnel expenses by July 2023. To cover the current operating and development expenses in 2023 the proceeds from this capital raise are essential. Next, we give some projections of income and expenses for 2023 and part of 2024: For our software for commercial divers and ROVs, we plan to charge a one-time installation fee of $500 and per month $290 for a 12-month commitment. The discount rate is 35%. For a commitment of fewer than 12 months, we anticipate we will offer plans for 3, 6, and 1 month but at higher rates. When we develop the product as a plugin for ROV cameras we will have additional revenue income but at the cost of reducing sales of the standalone product. Overall to make the company break even we project that we need to sell 60 licenses renewed automatically every month. Currently, the development team cost per month is $6,200 per month but we need to adjust remunerations to market standards. With the addition of sales personnel who will work primarily on a commission basis, and one more full-time developer (not including specialized experts), we will reach a monthly combined development and operating cost of $18,000 or more possibly (this is an estimated average cost). One explanation for this low-cost level is that a good part of our development team is based in India and our CEO's future compensation is low. Currently, our CEO is unpaid. These monthly average projections do not include certain one-time payments for IP protection fees and research costs. Debt obligations: The Company has one long-term loan from a director in the amount of $6,000. No interest accrues and there is no maturity date. After 12/31/2022, the Company has another loan again with no interest but payable by the end of 2023, from the CEO in the amount of $4,200. It is likely that another loan will be made to the Company by another director in the amount of $7,000 to help with operating and development expenses during 2023. This loan, if made, will have a maturity date 12/31/2023 and will accrue no interest.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Lolaark Vision Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: www.lolaarkvision.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.